CBD Energy Limited Begins Trading on the OTCBB Under the Ticker Symbol “CBDNF”

NEW YORK--(BUSINESS WIRE)-- CBD Energy, Ltd. (OTCBB:CBDNF)(“CBD”, the “Company”) CBD Energy Limited is pleased to announce that its ordinary shares have been approved for quotation on the U.S. over-the-counter bulletin board, or OTC BB, under the symbol "CBDNF." Trading in the ordinary shares on the OTC BB is expected to commence today. As previously announced, in light of the quotation on the OTC BB, CBD delisted its ordinary shares from the Australian Stock Exchange (ASX), where it had been trading since 1989.

CBD shareholders approved a reverse stock split, which has been effected at a ratio of 300/1. Shares will be traded on a post reverse stock split basis.

About CBD Energy Limited

Established in 1989, CBD Energy (CBDNF:OTCBB) is a diversified renewable energy company, and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD’s focuses on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the USA and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects in numerous countries across four continents including, Australia, Fiji, Germany, Italy, New Zealand, the UK and the USA. The company has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW.

CBD markets its residential and commercial solar installations under the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license for Westinghouse Solar.

For more information please visit www.cbdenergy.com & www.westinghousesolar.com

Contacts

CBD Energy Limited
Gerry McGowan, +61 419 717 717
Executive Chairman
gerrymcgowan@cbdenergy.com.au
or
CBD Energy Limited
James Greer, +1 917-714-4791
SVP USA & UK
james.greer@cbdenergy.com.au
or
CEOcast
Robert Wood, +1 212-732-4300
rwoods@ceocast.com

Source: CBD Energy, Ltd.

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